NXT Reports Filing of Q3 Results and Related Conference Call

Highlights

•	Investor conference call on December 3, 2014

•	NXT files Q3 results and provides update on business developments

•	New patent application filed

CALGARY, ALBERTA, November 25, 2014 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; US OTC:NSFDF) advises that its interim financial and operating results for the three month and nine month periods ended September 30, 2014 (“Q3-2014”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at www.nxtenergy.com.  All selected and referenced financial information noted below should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related management’s discussion and analysis (“MD&A”) for Q3-2014.

George Liszicasz, President and CEO of NXT Energy Solutions noted “Although we did not conduct survey contracts in the Q3 period, we continued to advance several high-impact project opportunities with National Oil Companies in Bolivia, Mexico, and the Pakistan / South Asia region.  In recent months, Mexico has significantly advanced its extensive energy industry reform process, and PEMEX, the NOC of Mexico, is refocusing activities on the blocks that it retained under the 2014 “Round Zero” process.   NXT Energy intends to now also pursue new survey contract opportunities in exploration blocks which will be offered to the international exploration industry and PEMEX, both onshore and offshore, under the initial “Round One” initiative which will commence in 2015.”

The Company also notes that it recently was a presenter and exhibitor at the Next Generation Oil and Gas Africa Summit November 18-20, 2014 in Pretoria, South Africa, and is attending the “Annual Technical Conference” November 25-26, 2014 in Islamabad, Pakistan with the goal of continuing ongoing contract discussions with its client Pakistan Petroleum Ltd. (an NOC), and with a number of other potential new clients.

The Company is also pleased to advise that it has recently completed new patent application filings in the USA and plans to expand its intellectual property (“IP”) protection to cover strategic international jurisdictions.  George Liszicasz added “These patent filings are intended to enhance protection of our IP portfolio as well as allow us to broaden our disclosure to the exploration industry of the science underlying our proprietary Stress Field Detection ("SFD®") survey system.”

NXT Energy will host a brief investor and media conference call on Wednesday December 3, 2014 at 2:10 pm MST (4:10 pm EST) to discuss the Q3 results and the status of these current business initiatives and recent developments.  Interested parties are invited to participate in this call, by using one of the applicable numbers below:

Participant access code: 50089 (followed by the “#” key)

1-855-353-9183 (toll-free Canada & USA)
403-232-0994 Calgary
416-883-0133 Toronto
604-899-2339 Vancouver

Highlights of unaudited interim Financial Results

Summary highlights of NXT’s interim consolidated financial statements for the Q3-2014 and the 9-month year-to-date (“2014 YTD”) period, with comparative totals for the 2013 periods, are as follows:

(unaudited - all in Canadian $)	Q3 – 2014	Q3 – 2013	2014 YTD	2013 YTD
Operating results
Survey revenues	$-	$-	$3,913,367	$2,684,095
Survey expenses	54,472	8,626	398,297	1,550,874
General & administrative expenses	1,098,218	1,097,817	3,093,685	3,029,904
Amortization and other expenses, net	177,477	172,722	409,480	309,143
Increase in fair value of US$ Warrants	-	1,243,000	42,800	1,103,000
	1,330,167	2,522,165	3,944,262	5,992,921
Loss before income taxes	1,330,167	2,522,165	30,895	3,308,826
Income tax expense	-	-	-	399,546
Loss for the period	1,330,167	2,522,165	30,895	3,708,372

Income (loss) per common share:
Basic	(0.03)	(0.06)	0	(0.09)
Fully diluted	(0.03)	(0.06)	0	(0.09)

# of common shares outstanding:
as at end of the period	44,813,843	41,561,626	44,813,843	41,561,626
weighted average for the period	44,791,887	41,556,336	44,214,444	41,555,423

Cash provided by (used in):
Operating activities:
Net loss for the period	(1,330,167)	(2,522,165)	(30,895)	(3,708,372)
Add back non-cash items, net	206,957	1,384,967	559,538	1,475,456
	(1,123,210)	(1,137,198)	528,643	(2,322,916)
Net change in non-cash
working capital balances	112,296	40,048	(2,677,034)	(94,828)
Net cash (used in) operating activities	(1,010,914)	(1,097,150)	(2,148,391)	(2,327,744)
Financing activities	51,000	5,734	2,932,110	5,734
Investing activities	128,708	675,329	(3,255,470)	(2,455,506)
Net cash (outflow)	(831,206)	(416,807)	(2,471,751)	(4,777,516)
Cash and cash equivalents:
start of the period	1,679,082	691,165	3,319,627	5,052,594
end of the period	847,876	275,078	847,876	275,078

Cash and cash equivalents	847,876	275,078	847,876	275,078
Short-term investments	5,755,809	2,871,179	5,755,809	2,871,179
Total cash and short-term investments	6,603,685	3,146,257	6,603,685	3,146,257

About NXT Energy

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward-looking statements include discussion of future survey contract opportunities.

For further information, please contact:

Greg Leavens	George Liszicasz
V-P Finance & CFO	President & CEO
NXT Energy Solutions Inc.	NXT Energy Solutions Inc.
(403) 206-0805	(403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

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